June 11, 2020

To Whom It May Concern:

Company Name: Toyota Motor Corporation

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)

Name and Title of Contact Person:

Kaname Shimizu, General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning the Disposition of Treasury Stock

under the Restricted Stock Compensation Plan

We hereby inform, as set forth below, that, at the meeting of the Board of Directors held today (the “Resolution Date”), Toyota Motor Corporation (“TMC”) announces that it has decided to dispose of its treasury stock (the “Disposition of Treasury Stock”) as follows.

1.	Outline of the Disposal

(1) Payment date	June 26, 2020

(2) Class and number of shares to be disposed	80,900 shares of Common stock of TMC

(3) Disposal price	7,094 yen per share

(4) Total value of the disposal	573,904,600 yen

(5) Allottee of Shares	Members of the Board of Directors and the part of the Operating Officers of TMC
	Transfer restriction period	Number of allottees	Number of shares
	50 years	7	77,500 shares
	3 years	2	3,400 shares

(6) Others	Regarding to the Disposition of Treasury Stock, TMC submitted today the supplemental document to the shelf registration statement under the Financial Instruments and Exchange Act based on the taking effect of shelf registration (TMC submitted the shelf registration statement on May 12, 2020, and the amended shelf registration statement on May 14, 2020, and then the shelf registration statement became effective on May 20, 2020).

(Note) Please see section “5. Outline of the shelf registration subject to the Disposition of Treasury Stock” regarding to the shelf registration above.

2.	Purposes and Reasons of the Disposal

TMC has resolved at the Meeting of the Board of Directors held on May 8, 2019 to newly introduce a restricted stock compensation plan (the “Plan”) for the members of the Board of Directors of TMC (excluding outside members of the Board of Directors) and the Operating Officers of TMC who don’t serve as a Board of Directors to work to improve the medium- to long-term corporate value of TMC, and to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as a corporate manager..

In addition, at the 115th Ordinary General Meeting of Shareholders held June 13, 2019, share compensation was approved by the shareholders to set a maximum amount of 4.0 billion yen per year and of 800,000 shares per year for the number of shares to be allotted as the restricted stock for the Board of Directors of TMC (excluding outside members of the Board of Directors).

3.	Outline of the Plan and the allocation contract of the restricted stock (the “Allocation Contract”)

Eligible persons	Members of the Board of Directors of TMC (excluding outside members of the Board of Directors) and the part of the Operating Officers of TMC who don’t serve as a Board of Director (the “Eligible Persons”)

Amount of the share compensation payable to each Eligible Person	Set each year considering factors such as corporate results, duties, and performance

Type of shares to be allotted and method of allotment	Issue or disposal of common shares (with transfer restrictions under an allotment agreement)

Amount to be paid for each share	Determined by the Board of Directors of TMC based on the closing price of TMC’s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to the Eligible Persons

Transfer restriction period	A period of between 3 and 50 years, as determined by the Board of Directors of TMC

Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions on all of the allotted shares which the eligible person have will also be removed in the case of resignation from any position as a Board of Director, an Operating Officer who don’t serve as a Board of Director, or an Audit & Supervisory Board member of TMC due to expiration of the term of office or other legitimate reasons

Gratis acquisition by TMC	TMC will naturally acquire at no cost all of the allotted shares for which the transfer restrictions have not been lifted at the time of the expiration of the transfer restriction period, or at the time of the lifting of the transfer restrictions stipulated. Other grounds for the gratis acquisition shall be stipulated by the Allocation Contract of the restricted stock based on a resolution of the Board of Directors of TMC

This time, after the consideration of the objectives of the Plan, TMC’s business performance, the scope of duties of the Eligible Persons and various factors, TMC decided to pay a total amount of 573,904,600 yen in monetary compensation claims (the “Monetary Compensation Claims”) for the granting of 80,900 common shares of TMC to the nine Eligible Persons.

Based on the Plan, the nine Eligible Persons to whom disposal of shares is scheduled to be allotted will pay in as property contributed in kind all the Monetary Compensation Claims and receive the disposal of common shares of TMC (the “Allotted Shares”) upon the Disposition of Treasury Stock.

The breakdown of the nine Eligible Persons and transfer restriction period are as follows.

The Eligible Persons	Transfer restriction period
A Members of the Board of Directors (excluding outside members of the Board of Directors) and the part of the Operating Officers of TMC	50 years (June 26, 2020~June 26, 2070)

B The part of the Operating Officers of TMC who don’t serve as a Board of Director and are not an allottee of A	3 years (June 26, 2020~June 26, 2023)

To prevent the transfer, creation of a security interest on, or disposal of the allotted shares for as long as the restrictions are in effect, the Eligible Persons deposit the Allotted Shares in dedicated accounts with Nomura Securities Co., Ltd. for the administration during the transfer restriction period.

4.	Basis for calculating the amount to be paid in for the disposal price and other specific details

The Disposition of Treasury Stock to the prospective recipients of the allotted shares will be made by way of in-kind contribution of the Monetary Compensation Claims paid for granting restricted shares under the Plan for the Company’s 116th business term. To avoid issuing the shares based on arbitrary decisions on price, the closing price of the common shares of TMC on the First Section of the Tokyo Stock Exchange of 7,094 yen on June 10, 2020 (the business day immediately prior to the Resolution Date), is taken to be the disposal price. Since this was the market price immediately before the date of the resolution of the Board of Directors, it is believed to be reasonable and not to be particularly advantageous.

5.	Outline of the shelf registration subject to the Disposition of Treasury Stock

TMC registered the shelf registration based on the Financial Instruments and Exchange Act upon the Disposition of Treasury Stock, and the outline of the shelf registration is as follows.

(1) Class of shares offered	Common stock

(2) Scheduled issuance period	Until the day on which one year has elapsed from the effective date of the shelf registration (May 20, 2020~May 19, 2021)

(3) Scheduled issuance amount	4.0 billion yen

(4) Use of proceeds	No payment of proceeds due to contribution in kind of monetary compensation claims

End of document

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